

Mail Stop 3030

August 30, 2016

Via E-mail
Alexander R. Bradley
Chief Financial Officer
First Solar, Inc.
350 West Washington Street
Suite 600
Tempe, Arizona 85281

> **Re: First Solar, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **Form 10-Q for the Quarterly Period Ended June 30, 2016**
> **Filed August 4, 2016**
> **File No. 001-33156**

Dear Mr. Bradley:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 8. Consolidated Financial Statements

Note 1. Revenue Recognition, page 95

1. Describe to us your revenue recognition policy for sales of projects accounted for under ASC 360-20 to 8point3. Please describe any significant terms of the arrangements that differ from those in sales to third parties and how those terms are considered in your revenue policy. Also, describe how your policy considers the terms and conditions of your investment in 8point3, such as the forbearance and subordination provisions.

Note 12. Investments in Unconsolidated Affiliates and Joint Ventures, page 116

2.   Refer to the Summarized Financial Information on page 119. Please explain to us the reasons for the significant difference between Net income and Net income attributable to equity method investees.

Form 10-Q for the Quarterly Period Ended June 30, 2016

Item 1. Condensed Consolidated Financial Statements

Note 7. Consolidated Balance Sheet Details, page 15

3.   We note the stored assets of approximately $139 million as of June 30, 2016. Please explain to us why you believe the carrying amount of the stored assets continues to be recoverable and why it continues to be appropriate to evaluate those assets using the ASC 350-30 held for use model. In that regard we note the progression of your technology, including the Series 5 modules. We also note that in your letter to us dated July 24, 2013, you expected that a significant portion or all of the stored assets would be utilized by 2017.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lynn Dicker at (202) 551-3616 or Gary Todd, Senior Accountant, at
(202) 551-3605 with any questions. You may also reach me at (202) 551-3676.

                                        Sincerely,

                                        /s/Gary Todd for

                                        Brian Cascio
                                        Accounting Branch Chief
                                        Office of Electronics and Machinery